Exhibit (a)(5)(D)

Doral Financial Corporation Announces Results of
Convertible Preferred Exchange Offer
$52.2 MM of Convertible Preferred Shares Exchanged
Strengthens Capital by Increasing Tier 1 Common Risk-Based Capital Ratio to 7.3%
San Juan, Puerto Rico—December 10, 2009—Doral Financial Corporation (NYSE: DRL) (“Doral” or the “Company”), the holding company of Doral Bank, today announced the results of its offer to acquire up to $100 million of liquidation preference value of its outstanding 4.750% Cumulative Perpetual Convertible Preferred Stock (“Convertible Preferred Stock”) in exchange for shares of Doral common stock. The offer expired on December 9, 2009.
The Company announced that 208,854 shares of its Convertible Preferred Stock were tendered.
Overall, $52.2 million liquidation preference of the Convertible Preferred Stock was exchanged, which represents 20% of the aggregate liquidation preference of the Convertible Preferred Stock. The transaction will result in the issuance of approximately 4.3 million new shares of Doral common stock.
“The successful completion of this exchange offer has allowed us to continue to strengthen our capital, increase tangible book value, and improve our liquidity,” said Glen R. Wakeman, CEO and President of Doral Financial Corporation.
The transaction provides immediate benefits to Doral including:
•	Increase of 34bps in leverage ratio, from 8.46% to 8.80%

•	Strengthened Capital Position by Increasing Tier 1 Common Capital to Risk Weighted Assets by 85 bps from 6.45% to 7.30% and Tangible Common Equity to Tangible Assets by 52bps from 4.06% to 4.58%

•	Increase of Tangible Book Value per Share from $7.05 to $7.42

	Doral Financial Corporation
	As Reported 3/31/09	Pro Forma 3/31/09 (Post-Exchange)	Variance
Tier 1 Leverage Ratio	8.46%	8.80%	+34 bps
Tier 1 Common Risk-Based Ratio	6.45%	7.30%	+85 bps
Tangible Common Equity/Tangible Assets	4.06%	4.58%	+52 bps

Tangible Book Value / Share	$7.05	$7.42	$0.37
     In respect to the consent solicitation, 644,499 shares (60% of the outstanding Convertible Preferred Stock) consented versus a required 720,676 shares (two-thirds of the outstanding Convertible Preferred Stock) to amend the certificate of designation for the Convertible Preferred Stock. This result will maintain the requirement that, in the event full dividend arrearages on the Convertible Preferred Stock have not been declared and paid, future exchange transactions for all series of the Company’s preferred stock be offered on a same terms basis with no prioritization or premium for shares of Convertible Preferred Stock.

Important Additional Information about the Convertible Preferred Stock Exchange Offer
This press release is provided for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to sell Doral common or preferred stock. The offer to exchange Convertible Preferred Stock expired on December 9, 2009 and was only made pursuant to the Registration Statement on Form S-4, the letter of transmittal and related offer documents filed with the SEC. Investors and security holders can obtain free copies of any such documents filed with the SEC by Doral at www.doralfinancial.com and through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Doral’s information agent, MacKenzie Partners, Inc at (800) 322-2885.
FORWARD-LOOKING STATEMENTS
Statements included herein may constitute forward-looking statements. These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings and new accounting standards on the Company’s financial condition and results of operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and are generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “may” or similar expressions.
Doral cautions readers not to place undue reliance on any of these forward-looking statements since they speak only as of the date made and represent Doral’s expectations of future conditions or results and are not guarantees of future performance. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:
•	the continued recessionary conditions of the Puerto Rico and the United States economies and the continued weakness in the performance of the United States capital markets leading to, among other things, (i) a deterioration in the credit quality of our loans and other assets, (ii) decreased demand for our products and services and lower revenue and earnings, (iii) reduction in our interest margins, and (iv) decreased availability of our funding sources;

•	the strength or weakness of the real estate markets and of the consumer and commercial credit sectors and its impact in the credit quality of our loans and other assets which may lead to, among other things, an increase in our non-performing loans, charge-offs and loan loss provisions;

•	a decline in the market value and estimated cash flows of our mortgage-backed securities and other assets may result in the recognition of other-than-temporary-impairment of such assets under generally accepted accounting principles in the United States of America (“GAAP”) if it were also concluded that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold assets to maturity or for a period of time sufficient to allow for recovery of the amortized cost of such assets;

•	our ability to derive sufficient income to realize the benefit of the deferred tax assets;

•	uncertainty about the legislative and other measures adopted by the Puerto Rico government in response to its fiscal situation and the impact of such measures on several sectors of the Puerto Rico economy;

•	uncertainty about the effectiveness of the various actions undertaken to stimulate the United States economy and stabilize the United States financial markets, and the impact of such actions on our business, financial condition and results of operations;

•	the ability of our banking subsidiaries to issue brokered certificates of deposits as one of their funding sources;

•	increased funding costs due to continued market illiquidity and increased competition for funding;

•	changes in interest rates and the potential impact of such changes in interest rates on our net interest income and the value of our loans and investments;

•	the commercial soundness of our various counterparties of financing and other securities transactions, which could lead to possible losses when the collateral held by us to secure the obligations of the counterparty is not sufficient or to possible delays or losses in recovering any excess collateral belonging to us held by the counterparty;

•	our ability to collect payment of a receivable from Lehman Brothers, Inc. (“LBI”), which results from the excess of the value of securities owned by Doral Financial that were held by LBI above the amounts owed by Doral Financial under certain terminated repurchase agreements and forward agreement;

•	the fiscal and monetary policy of the federal government and its agencies;

•	potential adverse development from ongoing enforcement actions by bank regulatory agencies;

•	higher credit losses because of federal or state legislation or regulatory action that either (i) reduces the amount that our borrowers are required to pay us, or (ii) limits our ability to foreclose on properties or collateral or makes foreclosures less economically feasible;

•	changes in our accounting policies or in accounting standards, and changes in how accounting standards are interpreted or applied;

•	general competitive factors and industry consolidation;

•	potential adverse outcome in the legal or regulatory actions or proceedings described in “Legal matters” in the Company’s Registration Statement on Form S-4 relating to the exchange offer, as updated from time to time in the Company’s subsequent filings with the SEC; and

•	the other risks and uncertainties detailed in “Risk factors” in the Company’s Registration Statement on Form S-4 relating to the exchange offer, as updated from time to time in the Company’s future filings with the SEC.
Doral does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.
Contacts:
Investor Relations:
Christopher Poulton
Executive Vice President
christopher.poulton@doralfinancial.com
212-329-3794
Media:
Lucienne Gigante
VP Public Relations
Lucienne.gigante@doralbank.com
787-474-6298